Exhibit 99.1

Naked Brand Group Limited Appoints Anna Johnson as Chief Executive Officer

Company Deploys New Growth Plan Following Strategic Financing and Debt Restructuring

SYDNEY – April 3, 2019 — Naked Brand Group Limited (Nasdaq: NAKD) (“Naked” or the “Company”), a global leader in intimate apparel and swimwear, has appointed Anna Johnson, former EGM of the Company’s wholly owned subsidiary, Bendon Limited (“Bendon”), as the Company’s new CEO, following the completion of its recent strategic financing and debt re-structuring. Justin Davis-Rice has stepped down from his role as CEO and has been named Executive Chairman of Naked.

Anna Johnson brings to Naked a track record of over 25 years’ experience driving growth across a number of industries including consumer electronics, outdoor adventure and intimate apparel. Prior to rejoining Bendon, Ms. Johnson was EGM of operations with The Warehouse Group (NZE: WHS), one of New Zealand’s largest publicly listed companies, where she oversaw $1 billion of revenue and a 93-store footprint. From 2012 to 2017, Ms. Johnson spearheaded the retail channel at Bendon as EGM, delivering sequential 30% plus returns from multiple women’s categories. Prior to Bendon, Ms. Johnson was the GM for the New Zealand territory and franchisee with Harvey Norman (ASX: HVN), one of Australia’s largest list retailers.

“Anna, who has been successfully implementing our strategic plan within Bendon for the past five months, has a proven track record of restructuring and transforming established businesses in the consumer sector and we believe her role as CEO of Naked will amplify our new strategic direction,” said former CEO Justin Davis-Rice. “She brings a strong passion and comprehensive knowledge of our operations as well as a wealth of experience in sales, retail, training, property management and strategic business development.

“Anna’s appointment to CEO marks a new growth plan for the company that is well underway, and we look forward to providing a full update on our progress in the weeks to come,” concluded Davis-Rice.

“I am incredibly excited to assume this new role and for the future of the company,” said Ms. Johnson. “We have an exceptionally talented team at Naked that is focused on taking decisive actions to transform the business, continuing to innovate our product in new and diverse ways, and unlocking future growth opportunities.”

Strategic Overview

●	After a global strategic review, Naked has effectuated a plan that is on track to realize an aggregate of U.S. $6.5 million in cost savings.

●	Naked has exited unprofitable channels in the UK, EU and select Australian and New Zealand independent channels and includes their supporting infrastructure of back end services, offices, systems, Distribution Centre’s and the front facing team.

●	As brand strength in the UK and EU remains strong, Naked will continue to service key accounts such as Selfridges, as well as the Outnet, stores.

●	The Naked brand will complete its full integration into the group of brands by May 2019. This integration accounted for U.S. $1.5 million of the annualized cost savings and includes the shut down of the wearnaked.com site in the U.S.

●	The Naked brand will continue to be developed under the house of brands of Bendon with the strategic growth earmarked to be in U.S. mass merchants and New Zealand markets.

●	Finally, Naked has downsized and optimized global offices in Sydney, Hong Kong and the U.S.

New Direction

●	Naked is now focused on the next phase of strategic implementation to ensure that the business is structured to support the growth of our direct to customer model of both our own vertical stores (66 in total) and our wholesale customers.

●	After thorough analysis and research, Naked is focusing new marketing content and campaigns targeting both our existing and new customers of all the group brands.

●	Our campaigns will be augmented with our over 70 years of uplifting and supporting ‘EVERY BODY’ by our innovation, fit and heritage styles coupled with driving awareness on the health benefits of the correct support and bra fit of the women’s ever-changing body through life’s milestones.

●	Bendon will continue to be an iconic and trusted brand that empowers and spans the generation of a family.

“We are very grateful for the shareholder support during what has been a challenging period,” continued Ms. Johnson. “We have worked diligently to put all the pieces together that now give the company a clear line of sight to a resumption of revenue growth in 2019. Moreover, investment from certain shareholders as well as strategic alliances with key manufacturing partners reflects both the stability of our relationships and the trust in our new strategic growth initiatives,” concluded Ms. Johnson.

About Naked Brand Group Limited:

Naked Brand Group Limited (NASDAQ: NAKD) is a leading intimate apparel and swimwear company with a diverse portfolio of brands. The company designs, manufactures and markets a portfolio of 11 company-owned and licensed brands, catering to a broad cross-section of consumers and market segments. Brands include Naked, Bendon, Bendon Man, Davenport, Fayreform, Hickory, Lovable, Pleasure State, Heidi Klum Intimates, Heidi Klum Man, Heidi Klum Swim. Naked Brand Group Limited products are available in 44 countries worldwide through 6,000 retail doors, a growing network of E-commerce sites and 61 company-owned Bendon retail and outlet stores in Australia and New Zealand. Brands are distributed through premier department stores, specialty stores, independent boutiques and third-party e-commerce sites globally, including Macy’s, Nordstrom, Saks Fifth Avenue, Harrods, Selfridges, Amazon and ASOS among others. For more information please visit www.nakedbrands.com.

Forward-Looking Statements:

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. Such statements may be, but need not be, identified by words such as “may,” “believe,” “anticipate,” “could,” “should,” “intend,” “plan,” “will,” “aim(s),” “can,” “would,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “approximately,” “potential,” “goal,” “pro forma,” “strategy,” “outlook” and similar expressions. Examples of forward-looking statements include, among other things, statements regarding future financial performance, future growth in our business, trends in our industry, product innovation and operational expansion. All such forward-looking statements are based on management’s current beliefs, expectations and assumptions, and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. Among the key factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements are the following: our ability to integrate the operations of Bendon Limited and Naked Brand Group Inc.; the risk that the projected value creation and efficiencies from the transaction with Bendon Limited and Naked Brand Group Inc. will not be realized; difficulties in maintaining customer, supplier, employee, operational and strategic relationships; the possibility that a robust market for our shares may not develop; our ability to raise additional financing; our ability to anticipate consumer preferences; and the other risks and uncertainties set forth under “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended January 31, 2018, as amended. Further, investors should keep in mind that our revenue and profits can fluctuate materially depending on many factors. Accordingly, our revenue and profits in any particular fiscal period may not be indicative of future results. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by law.

Investor Contact:

Joel Primus

Naked Brand Group Limited

joel@thenakedshop.com

Chris Tyson

MZ North America

chris.tyson@mzgroup.us

949-491-8235